                        Exhibit 99.1

Gogoro Releases Third Quarter 2023 Financial Results

TAIPEI, Taiwan, November 16, 2023 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its third quarter ended September 30, 2023.

Third Quarter 2023 Summary

▪Revenue of $91.8 million, down 10.2% year-over-year and down 6.5% on a constant currency basis;
▪Battery swapping service revenue of $33.6 million, up 10.4% year-over-year and up 14.1% on a constant currency basis;
▪Gross margin of 18.3%, up from 17.4% in the same quarter last year. Non-IFRS gross margin of 19.2%, down 0.8% year-over-year;
▪Net loss of $3.1 million, down from a net income of $56.4 million in the same quarter last year primarily due to a decrease of $66.6 million in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants compared to last year;
▪Adjusted EBITDA of $13.1 million, up from $9.2 million in the same quarter last year.
“Gogoro continues to see strong demand across Asia and internationally for smart electric two-wheel vehicles and battery swapping that is proven safe, scalable, and open. Following successful pilots in India and the Philippines, we expect to launch commercially in these markets by the end of the year. With the introduction of the new CrossOver Smartscooter, we are continuing to expand our product portfolio to meet the growing needs of our diverse customer base,” said Horace Luke, chairman, founder, and CEO of Gogoro. “The inevitability of smart electric transportation is clear, not just for four-wheelers, but for two-wheelers in the world’s emerging megacities across Asia, Africa, and South America. National and municipal governments are looking for smart, safe, and sustainable solutions for their transportation needs while businesses are looking for electric delivery vehicles that can refuel in seconds while requiring minimal maintenance. Gogoro battery swapping is the proven solution that many businesses and governments are choosing to address their urgent urban transportation needs.”

“In Q3, while we invested in international expansion, built out our product line and experienced fierce price competition from gas vehicle makers, we continued to exercise sound financial management and discipline. These results represent our continuous focus on gross margin, operating cash flow and operational efficiency,” said Bruce Aitken, CFO of Gogoro. “We plan to continue broadening our product portfolio by introducing new innovative Smartscooters at various price ranges and expect to execute significant new product introductions throughout 2024. We expect to continue investing in Taiwan as well as our new expansion markets of India, the Philippines, and others to prepare for opportunities in 2024.”

                        Exhibit 99.1
Third Quarter 2023 Financial Overview

Operating Revenues
For the third quarter, the total revenue was $91.8 million, down 10.2% year-over-year and down 6.5% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $3.8 million.

▪Sales of hardware and other revenues for the quarter were $58.2 million, down 19.0% year-over-year, and down 15.2% year-over-year on a constant currency basis1. Both electric powered two-wheelers ("PTW") and Powered by Gogoro Network ("PBGN") markets were negatively impacted by the result of deep discounts on internal combustion engine (“ICE”) vehicles introduced by Taiwan scooter manufacturers in the third quarter. We refrained from participating in the price war as we believe that this approach is not in the best interest of Gogoro's long-term growth strategy. Compared to the same quarter last year, sales of all electric PTW vehicles were down 13.0% and Gogoro's branded vehicles were down 18.0%.

▪Battery swapping service revenue for the third quarter was $33.6 million, up 10.4% year-over-year, and up 14.1% year-over-year on a constant currency basis1. Total subscribers at the end of the third quarter exceeded 570,000, up 12.9% from 505,000 subscribers at the end of the same quarter last year. The year-over-year increase in battery swapping service revenue was primarily due to our larger subscriber base compared to the same quarter last year and the high retention rate of our subscribers. We continue to see the strength of our subscription-based business model to accrue more customers to maximize our battery swapping network efficiency.

Gross Margin
For the third quarter, gross margin was 18.3%, up from 17.4% in the same quarter last year while non-IFRS gross margin1 was 19.2%, down from 20.0% in the same quarter last year. The favorable change in gross margin was driven by the improved cost efficiencies of Gogoro's battery swapping services and improvements in other operational efficiencies. This favorable change was partially offset by the higher production-cost-per-vehicle due to lower volume, increased promotion costs per scooter, and changes in the mix of vehicles sold.

Net (Loss) Income
For the third quarter, net loss was $3.1 million, down $59.5 million from a net income $56.4 million in the same quarter last year. The net loss was primarily due to a decrease of $66.6 million in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants compared to last year as a result of the decrease of Gogoro stock price, and a $1.0 million decrease in gross profit due to lower revenue. The net loss was partially offset by an $8.0 million decrease in operating expenses, primarily consisted of (i) a $2.1 million decrease in share-based compensation, (ii) a $4.7 million decrease in expenses for sales and marketing programs mainly due to our efforts in increasing marketing efficiency, and (iii) a $1.0 million decrease in research and development expenses.
1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1

Adjusted EBITDA
For the third quarter, adjusted EBITDA1 was $13.1 million, up from $9.2 million in the same quarter last year. The increase was primarily due to a $5.9 million decrease in operating expenses (excluding share-based compensation) as a result of various cost-saving initiatives. The increase was partially offset by a $2.9 million decrease in non-IFRS gross margin1 due to lower revenue.

Liquidity

We reduced operating cash outflow by $40.5 million compared to the same quarter last year by tightening our business operations and reducing working capital. We borrowed $72.8 million and paid back $63.4 million in bank loans in the third quarter to finance our investing activities. With a $151.5 million cash balance at the end of the third quarter and additional credit facilities, we believe we have sufficient sources of funding to meet our near-term business growth objectives.

Updated 2023 Guidance

Based on the current market outlook, we are making no change to our estimated 2023 revenue guidance range of $340 million to $370 million. We also continue to estimate that Gogoro will generate approximately 95% of 2023 full-year revenue from the Taiwan market.

Conference Call Information

Gogoro's management team will hold an earnings Webcast on November 16th, 2023, at 7:00 a.m. Eastern Time to discuss the Company's third quarter 2023 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized and awarded by Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles” and MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2023, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

                        Exhibit 99.1
Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates,” “going to,” "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "Updated 2023 Guidance," such as estimates regarding revenue and Gogoro's revenue generated from the Taiwan market, and statements by Gogoro's founder, chairman, and chief executive officer and Gogoro's chief financial officer, such as projections of market opportunity and market share, the strategic cooperation and investments in India and the Philippines, the capability of Gogoro’s technology, and Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally, pricing strategies, expectation regarding the expansion of product portfolio and expectation regarding continuous investment in research and development, network infrastructure and its international production capacity.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to operating in the PRC, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, China market, India market, and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2022, which was filed on March 31, 2023 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

                        Exhibit 99.1
Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-International Financial Reporting Standards (collectively, “IFRS”) financial measures as issued by the International Accounting Standards Board including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, Non-IFRS Net Loss, EBITDA and Adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit, gross margin excluding share-based compensation, and exit activities.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net (loss) income excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expenses and one-time non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA as net (loss) income excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA, as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, and one-time non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

Acquisition-related Expenses. Gogoro incurs acquisition-related and other expenses which consist of costs incurred after the issuance of a definitive term sheet for a particular transaction and include legal, banker, accounting, printer costs, valuation and other advisory fees. Management excludes these items for the purposes of calculating non-IFRS adjusted EBITDA. Gogoro generally would not have otherwise incurred such expenses in the periods presented as part of its continuing operations. The acquisition-related expenses are not recurring with respect to past transactions, can be inconsistent in amount and

                        Exhibit 99.1
frequency from period to period and are significantly impacted by the timing and magnitude of Gogoro’s acquisitions. While these expenses are not recurring with respect to past transactions, Gogoro generally will incur these expenses in connection with any future acquisitions.

Listing Expense. In connection with the merger with Poema, the excess fair value of shares issued by Gogoro in exchange for the net assets of Poema was recorded as listing expense in operating expense. The listing expense for the merger is not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and is significantly impacted by the timing and magnitude of the merger.

Exit Activities. We have incurred charges including the exit of certain product lines as well as other non-recurring activities. These charges are not representative of ongoing costs to the business and are not expected to recur. As a result, these charges are being excluded to provide investors with a more comparable measure of costs associated with ongoing operations.

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout shares, earn-in shares and warrants associated with the merger of Poema, listing expense and one-time non-recurring costs associated with the merger. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	Michael Bowen, ICR, LLC.
+1 (206) 778-7245	gogoroIR@icrinc.com
jason.gordon@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)
(in thousands of U.S. dollars)

	September 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$151,546	$236,100
Trade receivables	20,047	16,143
Inventories	114,024	114,701
Other assets, current	20,288	30,961
Total current assets	305,905	397,905

Property, plant and equipment	417,421	442,969
Equity investment	18,504	—
Right-of-use assets	28,858	21,089
Other assets, non-current	27,472	11,460
Total assets	$798,160	$873,423

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$66,501	$87,982
Financial liabilities at fair value	30,717	46,949
Notes and trade payables	39,992	38,879
Contract liabilities	16,829	12,965
Lease liabilities, current	10,909	10,073
Provisions for product warranty, current	3,179	4,812
Other liabilities, current	35,509	46,506
Total current liabilities	203,636	248,166

Borrowings, non-current	297,380	293,192
Provisions for product warranty, non-current	2,083	3,238
Lease liabilities, non-current	18,346	11,400
Other liabilities, non-current	16,113	18,453
Total liabilities	537,558	574,449

Total equity	260,602	298,974
Total liabilities and equity	$798,160	$873,423

	September 30,	December 31,
	2023	2022
Inventories:
Raw materials	$78,411	$76,740
Semi-finished goods	4,121	4,443
Merchandise	31,492	33,518
Total inventories	$114,024	$114,701

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands of U.S. dollars, except net income (loss) per share)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Operating revenues	$91,750	$102,182	$258,316	$287,360
Cost of revenues	74,967	84,373	217,972	243,977
Gross profit	16,783	17,809	40,344	43,383
Operating expenses:
Sales and marketing	12,732	17,745	36,109	45,458
General and administrative	13,016	14,264	35,413	56,294
Research and development	10,959	12,679	31,243	33,624
Listing expense	—	—	—	178,804
Total operating expenses	36,707	44,688	102,765	314,180
Loss from operations	(19,924)	(26,879)	(62,421)	(270,797)
Non-operating income and expenses:
Interest expense, net	(2,533)	(1,651)	(6,594)	(6,940)
Other income (expense), net	447	(832)	3,847	1,801
Change in fair value of financial liabilities	19,142	85,755	16,232	189,560
Loss on investment under equity method	(220)	—	(396)	—
Total non-operating income	16,836	83,272	13,089	184,421
Net (loss) income	(3,088)	56,393	(49,332)	(86,376)
Other comprehensive loss:
Exchange differences on translation	(7,858)	(11,112)	(11,291)	(23,812)
Total comprehensive (loss) income	$(10,946)	$45,281	$(60,623)	$(110,188)

Basic and diluted net (loss) income per share	$(0.01)	$0.24	$(0.21)	$(0.39)
Shares used in computing basic and diluted net loss per share	232,935	231,989	232,650	218,679

	Three Months Ended September 30,		Nine Months Ended September 30,
Operating revenues:	2023	2022	2023	2022
Sales of hardware and others	$58,147	$71,754	$159,111	$197,131
Battery swapping service	33,603	30,428	99,205	90,229
Operating revenues	$91,750	$102,182	$258,316	$287,360

	Three Months Ended September 30,		Nine Months Ended September 30,
Share-based compensation:	2023	2022	2023	2022
Cost of revenues	$801	$1,003	$2,066	$2,921
Sales and marketing	1,260	1,582	3,106	4,242
General and administrative	4,339	5,386	10,513	10,535
Research and development	2,627	3,382	6,640	9,036
Total	$9,027	$11,353	$22,325	$26,734

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities
Net loss	$(49,332)	$(86,376)
Adjustments for:
Depreciation and amortization	73,293	72,976
Expected credit loss	345	313
Loss on investment under equity method	396	—
Change in fair value of financial liabilities	(16,232)	(189,560)
Interest expense, net	6,594	6,940
Share-based compensation	22,325	26,734
Loss on disposal of property and equipment, net	3,532	706
Write-down of inventories	2,361	3,913
Recognition of listing expense	—	178,804
Changes in operating assets and liabilities:
Trade receivables	(4,249)	(6,099)
Inventories	(1,684)	(46,193)
Other current assets	10,343	(7,980)
Notes and trade payables	1,113	(9,786)
Contract liabilities	3,864	1,378
Other liabilities	(11,926)	(2,512)
Provisions for product warranty	(2,788)	(4,541)
Cash provided by (used in) operations	37,955	(61,283)
Interest expense paid, net	(6,465)	(7,849)
Net cash provided by (used in) operating activities	31,490	(69,132)
Cash flows from investing activities
Payments for property, plant and equipment, net	(78,650)	(102,239)
Payments for purchase of equity investment	(18,900)	—
Payments of intangible assets, net	(190)	(492)
(Increase) decrease in other financial assets	(415)	23,439
Net cash used in investing activities	(98,155)	(79,292)
Cash flows from financing activities
Proceeds from borrowings	107,949	133,177
Repayments of borrowings	(107,733)	(155,432)
Proceed from issuance of shares	—	326,965
Repayments of financial liabilities at fair value	—	(108,149)
Guarantee deposits (refund) received	(104)	337
Repayment of the principal portion of lease liabilities	(9,322)	(9,550)
Net cash (used in) provided by financing activities	(9,210)	187,348
Effect of exchange rate changes on cash and cash equivalents	(8,679)	(7,276)
Net (decrease) increase in cash and cash equivalents	(84,554)	31,648
Cash and cash equivalents at the beginning of the period	236,100	217,429
Cash and cash equivalents at the end of the period	$151,546	$249,077

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)
(in thousands of U.S. dollars)

	Ordinary Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2022	$24	$643,470	$(349,940)	$5,420	$298,974
Net loss for the nine months ended September 30, 2023	—	—	(49,332)	—	(49,332)
Other comprehensive loss for the nine months ended September 30, 2023	—	—	—	(11,291)	(11,291)
Issuance of ordinary shares	—	79	—	—	79
Shared-based compensation	—	22,172	—	—	22,172
Balance as of September 30, 2023	$24	$665,721	$(399,272)	$(5,871)	$260,602

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended September 30,
	2023			2022	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$58,147	$2,709	$60,856	$71,754	(19.0)%	(15.2)%
Battery swapping service	33,603	1,102	34,705	30,428	10.4%	14.1%
Total	$91,750	$3,811	$95,561	$102,182	(10.2)%	(6.5)%

	Nine Months Ended September 30,
	2023			2022	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$159,111	$9,041	$168,152	$197,131	(19.3)%	(14.7)%
Battery swapping service	99,205	5,261	104,466	90,229	9.9%	15.8%
Total	$258,316	$14,302	$272,618	$287,360	(10.1)%	(5.1)%

	Three Months Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
Gross profit and gross margin	$16,783	18.3%	$17,809	17.4%	$40,344	15.6%	$43,383	15.1%
Share-based compensation	801		1,003		2,066		2,921
Exit activities	—		1,661		—		1,661
Non-IFRS gross profit and gross margin	$17,584	19.2%	$20,473	20.0%	$42,410	16.4%	$47,965	16.7%

	Three Months Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
Net (loss) income	$(3,088)		$56,393		$(49,332)		$(86,376)
Share-based compensation	9,027		11,353		22,325		26,734
Change in fair value of financial liabilities	(19,142)		(85,755)		(16,232)		(189,560)
Acquisition-related expenses	—		—		—		20,855
Listing expense	—		—		—		178,804
Exit activities	—		1,661		—		1,661
Non-IFRS net loss	$(13,203)		$(16,348)		$(43,239)		$(47,882)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
Net (loss) income	$(3,088)		$56,393		$(49,332)		$(86,376)
Interest expense, net	2,533		1,651		6,594		6,940
Depreciation and amortization	23,814		23,895		73,293		72,976
EBITDA	23,259		81,939		30,555		(6,460)
Share-based compensation	9,027		11,353		22,325		26,734
Change in fair value of financial liabilities	(19,142)		(85,755)		(16,232)		(189,560)
Acquisition-related expenses	—		—		—		20,855
Listing expense	—		—		—		178,804
Exit activities	—		1,661		—		1,661
Adjusted EBITDA	$13,144		$9,198		$36,648		$32,034